April 27, 2026

Joseph Tucker, Ph.D.
Chief Executive Officer
Enveric Biosciences, Inc.
245 First Street, Riverview II, 18th Floor
Cambridge MA, 02142

        Re: Enveric Biosciences, Inc.
            Registration Statement on Form S-3
            Filed April 23, 2026
            File No. 333-295273
Dear Joseph Tucker, Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Rasika A. Kulkarni, Esq.